May 9, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Corey Jennings

Re:	Defi Technologies, Inc. (the “Company”)
Registration Statement on Form 40FR12B Filed September 16, 2024 Amended on January 17, 2025, April 14, 2025 and May 7, 2025 File No. 001-41056

Ladies and Gentlemen:

The Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 2:00 p.m. Eastern Time on May 9, 2025, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please call Ethan Silver of Lowenstein Sandler LLP at (212) 419-5862 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

DEFI TECHNOLOGIES, INC.

By:	/s/ Kenny Choi
Name:	Kenny Choi
Title:	Corporate Secretary